Exhibit 99.1

NEWS RELEASE

Media Contacts

For Legal Research Center:                For Integrity Interactive Corporation:
Daryn Teague                              MaryBeth O'Keefe

Teague Communications                     Integrity Interactive Corporation
(661) 297-5292                            (781) 487-2277
teaguecomm@aol.com                        mokeefe@integrity-interactive.com


Legal Research Center and Integrity Interactive Corporation

Join Forces to Deliver Industry-Leading

Online Legal Compliance Training Program

     Minneapolis-June 28, 2000-Legal Research Center, Inc. (OTC: LRCI) the nation's leading provider of outsourced legal research and writing services, has entered into a strategic business alliance with Integrity Interactive Corporation (IIC), to offer industry-leading, Web-based legal compliance training.

     Under the terms of the agreement, LRC will provide legal research content for the online courses, and will assist in the marketing and selling of the Integrity product. In addition, LRC has taken an undisclosed equity stake in IIC.

     "This is an exciting day for LRC because this agreement launches our company into an e-commerce business that is perfectly compatible with LRC's core competency," said James Seidl, president of Minneapolis-based LRC. "An Integrity / LRC alliance instantly positions us as the leading player in the growing online compliance training market niche."

     IIC applies the power of Internet learning technology to the challenge of teaching corporate employees how to comply with various regulatory and other legal requirements, such as antitrust, electronic communications, sexual harassment, bribery, conflicts of interest, insider trading and the protection of proprietary information. Far more than a simple Internet course library, IIC offers an integrated technology solution that reduces a company's legal exposure to compliance failures.

     "Computer-based training is migrating at a very fast pace from CD-ROM to Web-based programming, with the Web-based learning market expected to grow from $550 million in 1998 to $11.4 billion in 2003," said Carl Nelson, CEO of the Waltham, Mass.-based IIC. "Our unique partnership with LRC enables us to ensure that we are placing the highest-quality legal research content on our site, developed by a company that has a reputation of more than two decades for professional and ethical excellence in the legal services marketplace."

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Legal Research Center Joins Forces with Integrity Interactive Corporation
Page 2

     "LRC has more than 21 years of compliance-related research experience and the Internet now provides a perfect new platform for delivering compliance training and information to our corporate clients," added Seidl. "After carefully evaluating all competitive offerings, we determined that Integrity was far and away the `best in class' - substantively, technologically, experientially and economically."

     According to Christopher Ljungkull, chief executive officer of LRC, the company's move into this e-commerce business niche holds enormous potential for growth in both LRC's revenue and earnings.

     "The best available estimates suggest that the total market for legal and regulatory compliance training is currently in excess of $1 billion per year," said Ljungkull. "Currently, less than one percent of compliance training is spent on online education programs. Since independent research suggests that percentage will increase to at least 50 percent within three years, we believe the annual market for online compliance training will be more than $500 million by 2003."

     "This alliance is exciting for our shareholders because it provides us the opportunity to pursue three e-commerce strategies that we expect will enhance the value of our company," added Ljungkull. "First, we will be an online content developer for Integrity; second, we will sell the online legal compliance training program to our corporate clients; and third, we will hold an equity stake in an e-commerce company that has a very promising future."

     Legal Research Center (http://www.lrci.com) offers legal research and writing services to attorneys in corporate and private practice throughout the world. Founded in 1978, LRC's work products include compliance-related multijurisdictional surveys, office memoranda, and formal court-ready documents such as trial and appellate briefs. LRC's knowledge management services include work product database design and facilitation, website content creation, and compliance training content development. LRC's nationally recognized Research Attorneys are honors graduates who have practiced law for at least two years, and many for over 25, in major law firms and corporate law departments throughout the U.S.

     Integrity Interactive Corporation (www.integrity-interactive.com) is a joint effort between VIS Development Group (VIS), a leader in e-learning, and Compliance Systems Legal Group (CSLG), a nationally recognized compliance firm. This unique combination of skills provides Integrity with unsurpassed strengths in both Internet learning technology and expert compliance legal knowledge. During the last nine years, VIS has produced over 500 courses using CD-ROM, corporate networks, and the Internet. Its experienced, multidisciplinary staff provides Integrity Interactive a deep resource pool of technology talent.

     CSLG's principals, Joseph Murphy and Kirk Jordan, are nationally recognized experts in corporate compliance. Founded in 1992, CSLG has assisted over 100 corporations with their compliance programs and trained tens of thousands of corporate employees using both classroom and computer assisted methods.

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